Exhibit A
ITEM 7
          The Investment Manager is the relevant entity for which PS Management may be considered a parent holding company.
          Each of PS Management and the General Partner is the relevant entity for which Mr. Ackman may be considered a control person.
          Each of the Investment Manager and the General Partner is an investment adviser registered under the Investment Advisers Act of 1940.